(d)(1)(vii)

May 1, 2018

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the investment sub-advisory agreement dated December 14, 2000, as amended, between Directed Services LLC (“DSL”)(1), and T. Rowe Price Associates, Inc. (“T. Rowe Price”) (the “Sub-Advisory Agreement”), the sub-advisory fee for VY® T. Rowe Price Growth Equity Portfolio (the “Portfolio”) was reduced on May 1, 2007.  On May 1, 2017, a new Sub-Advisory Agreement was executed between T. Rowe Price and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2018 through May 1, 2019.  The Reduction shall be calculated as follows:

Reduction = 50% x (the sub-advisory fee rate for the Portfolio prior to May 1, 2007 — the sub-advisory fee rate for the Portfolio after May 1, 2007)

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Directors of Voya Partners, Inc.

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(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager for the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Partners, Inc.
(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President